                                                                    Exhibit 99.1

Interim Consolidated Financial Statements [Unaudited]
(Not reviewed by the Company's external auditors)

LMS MEDICAL SYSTEMS INC.

As at June 30, 2006 and March 31, 2006 and for the three-month periods ended
June 30, 2006 and 2005

                  NOTICE OF DISCLOSURE OF NON-AUDITOR REVIEW OF
                  INTERIM FINANCIAL STATEMENTS FOR THE PERIODS
                          ENDED JUNE 30, 2006 AND 2005

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if the external auditors have not performed a review of the interim financial statements, the interim financial statements must be accompanied by a notice indicating that they have not been reviewed by the external auditors.

The accompanying unaudited interim consolidated financial statements of the
Company for the periods ended June 30, 2006 and 2005 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company's management.

The Company's external auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the external auditors of an entity.

Dated this August 9, 2006

LMS MEDICAL SYSTEMS INC.

                       INTERIM CONSOLIDATED BALANCE SHEETS

As at ________________                                               [Unaudited]

                                                          JUNE 30,     MARCH 31,
                                                            2006         2006
                                                             $            $
----------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 4,972,247     5,481,202
Short-term investments                                      505,174            --
Accounts receivable                                         631,132       563,436
Investment tax credits receivable                           305,000       260,000
Prepaid expenses                                            212,251       155,223
----------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      6,625,804     6,459,861
----------------------------------------------------------------------------------
Investments - restricted [at cost]                          100,000       100,000
Property, plant and equipment                               655,198       550,167
Patents                                                     210,153       191,172
----------------------------------------------------------------------------------
                                                          7,591,155     7,301,200
==================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                  1,638,448     1,436,442
Deferred revenues and deposits from distributors            954,345       984,180
Current portion of obligations under capital leases          31,483        36,437
----------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                 2,624,276     2,457,059
----------------------------------------------------------------------------------
Long-term portion of obligations under capital leases        43,697        49,379
----------------------------------------------------------------------------------
                                                          2,667,973     2,506,438
----------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock [note 2]                                   50,635,469    47,665,694
Warrants [note 2]                                           228,760       234,027
Contributed surplus [note 2]                              2,323,095     2,153,743
Accruals for expected bonus to be paid
   in Common Shares [note 2]                                165,598       485,373
Deferred share units [note 2]                               261,941       226,925
Deficit                                                 (48,691,681)  (45,971,000)
----------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                4,923,182     4,794,762
----------------------------------------------------------------------------------
                                                          7,591,155     7,301,200
==================================================================================

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     [Unaudited]

For the three-month periods ended

                                                         JUNE 30,     JUNE 30,
                                                           2006         2005
                                                             $            $
--------------------------------------------------------------------------------

REVENUES
Software licenses                                          298,229      179,869
Technical support and other                                332,922       88,046
--------------------------------------------------------------------------------
TOTAL REVENUES                                             631,151      267,915
--------------------------------------------------------------------------------

OPERATING EXPENSES
Research and development                                 1,100,603      975,747
Investment Tax Credits                                     (45,000)     (56,350)
--------------------------------------------------------------------------------
Net research and development                             1,055,603      919,397
--------------------------------------------------------------------------------
Royalties and other direct costs                            81,271       33,938
Selling and market development                             790,524      583,067
Administrative                                             756,691      669,739
Customer support                                           247,911      253,830
Quality assurance                                           49,091       55,188
Stock option expense                                       164,085      225,000
Amortization of property, plant and equipment               81,127       48,006
Amortization of patents                                      4,356        1,403
Foreign exchange loss (gain)                                (5,411)       6,852
--------------------------------------------------------------------------------
                                                         3,225,248    2,796,420
--------------------------------------------------------------------------------
OPERATING LOSS                                          (2,594,097)  (2,528,505)
Interest and other income, net                             (43,691)     (66,479)
--------------------------------------------------------------------------------
NET LOSS                                                (2,550,406)  (2,462,026)
================================================================================
BASIC AND DILUTED LOSS PER SHARE
   [note 3]                                                  (0.15)       (0.15)
================================================================================

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                   INTERIM CONSOLIDATED STATEMENTS OF DEFICITS

                                                                     [Unaudited]

For the three-month periods ended

                                                         JUNE 30,      JUNE 30,
                                                           2006         2005
                                                            $             $
--------------------------------------------------------------------------------

DEFICIT, BEGINNING OF PERIOD                          (45,971,000)  (36,564,828)
Net loss                                               (2,550,406)   (2,462,026)
Share issue costs                                        (170,275)           --
--------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                (48,691,681)  (39,026,854)
================================================================================

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     [Unaudited]

For the three-month periods ended

                                                           JUNE 30,     JUNE 30,
                                                             2006         2005
                                                               $            $
----------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                                  (2,550,406)  (2,462,026)
Adjustments for non-cash items:
   Amortization of assets                                     85,483       49,409
   Stock based compensation                                  349,101      381,625
----------------------------------------------------------------------------------
                                                          (2,115,822)  (2,030,992)
----------------------------------------------------------------------------------
Net changes in non-cash operating working capital items     (132,666)     808,586
----------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING ACTIVITIES                (2,248,488)  (1,222,406)
----------------------------------------------------------------------------------

INVESTING ACTIVITIES
Maturity of short-term investments                                --    8,963,583
Purchase of short-term investments                          (505,174)          --
Additions to property, plant and equipment                   (51,045)     (83,117)
Additions to patents                                         (23,337)     (35,780)
----------------------------------------------------------------------------------
CASH FLOWS RELATED TO INVESTING ACTIVITIES                  (579,556)   8,844,686
----------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of obligations under capital leases                (10,636)     (10,694)
Issuance of common shares                                  2,500,000           --
Share issue costs                                           (170,275)          --
----------------------------------------------------------------------------------
CASH FLOWS RELATED TO FINANCING ACTIVITIES                 2,319,089      (10,694)
----------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                     (508,955)   7,611,586
Cash and cash equivalents, beginning of period             5,481,202    2,843,989
----------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   4,972,247   10,455,575
==================================================================================

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2006                                                  [Unaudited]

1.   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

LMS Medical Systems Inc. ["LMS"] is incorporated under the Canada Business
Corporations Act. For the past ten years, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians and gynecologists. LMS's pipeline of proprietary software tools addresses critical unmet medical needs in labour and delivery settings. While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network.

To date LMS has financed its cash requirements primarily from shares issuances, loans payable, convertible debentures, investment tax credits and software and maintenance revenues. The success of LMS is dependent on obtaining the necessary regulatory approvals, generating revenue from the sale of its products and achieving future profitable operations.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles [Canadian GAAP] for interim financial information.
Accordingly, they do not include all of the disclosures required by Canadian
GAAP for annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of LMS as at March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005, the five-month period ended March 31, 2004 and the year ended October 31, 2003.
The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those in the audited annual consolidated financial statements of LMS. The consolidated balance sheet as at March 31, 2006 has been derived from the audited consolidated financial statements of LMS at this date but does not include all of the information and footnotes required by Canadian GAAP for complete financial statements.

                                                                               1

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2006                                                  [Unaudited]

2.   CAPITAL STOCK

An unlimited number of common shares without par value are authorized.

Changes in common shares issued and outstanding during the period are summarized as follows:

                                                           NUMBER          $
--------------------------------------------------------------------------------
COMMON SHARES
--------------------------------------------------------------------------------
BALANCE AS AT MARCH 31, 2006                             16,523,449   47,665,694
Shares issued under the Bonus Plan                          228,046      469,775
Shares issued under a private placement                   1,250,000    2,500,000
--------------------------------------------------------------------------------
BALANCE AS AT JUNE 30, 2006                              18,001,495   50,635,469
================================================================================

During the three-month period ending June 30, 2006, LMS issued 1,250,000 common shares, in form of a private placement, at $2.00 per share. Share issue expenses of $170,275 were recorded within deficit.

BONUS PLAN

In fiscal 2005, LMS established a Bonus Plan [the "Bonus Plan"] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. On September 14, 2005, at the annual and special meeting of shareholders, the Bonus Plan was approved. The maximum number of shares issuable under this plan is 250,000. For the year ending March 31, 2006,
LMS has recorded bonus expense in the amount of $485,373 [235,618 common shares], within the shareholders' equity section. Upon the approval by the Board of Directors, 228,046 shares were issued by LMS during the three-month period ending March 31, 2006, relating to the year ended March 31, 2006. During the three month period ended June 30, 2006, relating to 2007 fiscal year, LMS has recorded $150,000 as bonus expected to be paid in common shares.

DEFERRED SHARE UNIT PLAN

In fiscal 2005, LMS established a Deferred Share Unit plan [the "DSU Plan"] that provides for the payment of director's quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. On September
14, 2005, at the annual and special meeting of shareholders, the DSU Plan was approved.

                                                                               2

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2006                                                  [Unaudited]

2.   CAPITAL STOCK [CONT'D]

The maximum number of deferred share units issuable under this plan is 125,000.
Also following the approval of the DSU Plan, the Company has the option to remit either cash or common shares to settle the deferred share units.

Total director compensation expense for the period end June 30, 2006 was $55,625 and 28,666 deferred share units were granted. During the three-month period ended June 30, 2006, 8,028 deferred share units were cancelled, at the request of the director, and related director compensation of $20,609 was reversed.

The changes to the DSU Plan balance, number of deferred share units outstanding and the weighted average price of grant or issue are as follows:

                                                            NUMBER OF   DSU PLAN
                                                            DSU UNITS    BALANCE
                                                               #           $
--------------------------------------------------------------------------------
BALANCE AS AT MARCH 31, 2006                                 101,230    226,925
Units granted during the period                               28,666     55,625
Units cancelled during the period                             (8,028)   (20,609)
--------------------------------------------------------------------------------
BALANCE AS AT JUNE 30, 2006                                  121,868    261,941
================================================================================

WARRANTS

                                                               #            $
--------------------------------------------------------------------------------
Balance as at March 31, 2006                                 624,683    234,027
Expired                                                      (15,859)    (5,267)
--------------------------------------------------------------------------------
BALANCE AS AT JUNE 30, 2006                                  608,824    228,760
================================================================================

During the three-month period ended June 30, 2006, 5,267 warrants expired. These warrants were valued at $15,859. This amount has been credited to contributed surplus. As at June 30, 2006 each outstanding warrant allows its holder to acquire one common share for cash consideration of: $3.23 for 588,824 warrants and $4.85 for 20,000 warrants. The warrants expire from September 2006 to
September 2009 with an average remaining life of 2.18 years as at June 30, 2006.
When warrants are exercised or expired, the carrying value of the warrants is credited to contributed surplus.

                                                                               3

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2006                                                  [Unaudited]

2.   CAPITAL STOCK [CONT'D]

STOCK OPTIONS

The changes to the number of stock options outstanding and their weighted average exercise prices for the three-month period ending June 30, 2006, are as follows:

                                                                WEIGHTED AVERAGE
                                                     NUMBER     EXERCISE PRICE $
--------------------------------------------------------------------------------
Balance as at March 31, 2006                        1,563,397         3.92
Granted                                               362,000         2.12
Expired                                               (15,000)        4.30
--------------------------------------------------------------------------------
BALANCE AS AT JUNE 30, 2006                         1,910,397         3.58
================================================================================

Additional information concerning stock options outstanding as at June 30, 2006 is as follows:

                               OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                 -----------------------------------------------   --------------------------
                             WEIGHTED AVERAGE
                             CONTRACTUAL LIFE   WEIGHTED AVERAGE             WEIGHTED AVERAGE
                                  (YEARS)        EXERCISE PRICE               EXERCISE PRICE
EXERCISE PRICE      #                #                 $              #             $
---------------------------------------------------------------------------------------------

$1.80 - $2.06      344,000         4.7                 1.98         33,333          1.80
$2.25 - $2.45      323,359         4.1                 2.38         20,000          2.25
$3.69 - $4.00      149,110         3.2                 3.95        107,443          3.93
$4.00 - $4.62    1,093,928         2.4                 4.38        835,529          4.41
---------------------------------------------------------------------------------------------
$1.80 - $4.62    1,910,397         3.2                 3.58        996,305          4.23
=============================================================================================

As at July 31, 2006, the Company had 1,910,397 share stock options outstanding

During the three-month period ended June 30, 2006 the Company issued an additional 362,000 options to its employees, directors and consultants. The fair value of these options will be recorded over the remaining vesting period. The weighted average assumptions used included: expected life of 5 years, fair value of $1.98 per common share, dividend yield of nil, volatility factor of 0.44 and risk free interest rate of 3.35%.

During the three-month period ended June 30, 2006 and 2005, the Company recorded stock option expense of $164,085 and $225,000 respectively.

                                                                               4

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at June 30, 2006                                                  [Unaudited]

2.   CAPITAL STOCK [CONT'D]

Prior to November 1, 2003, no compensation expense was recognized when options were issued to employees and directors. Pro forma disclosure regarding options granted under the LMS stock option plan prior to November 1, 2003 is as follows:

                                                         JUNE 30,     JUNE 30,
                                                           2006         2005
                                                            $             $
--------------------------------------------------------------------------------

NET LOSS                                                (2,550,406)  (2,462,026)
Stock-based compensation costs that
   would have been included in the
   determination of net loss if the fair
   value based method has been applied                      (2,985)     (25,525)
--------------------------------------------------------------------------------
PRO FORMA NET LOSS                                      (2,553,391)  (2,487,551)
--------------------------------------------------------------------------------
PRO FORMA BASIC AND DILUTED LOSS
   PER SHARE                                                 (0.15)       (0.15)
--------------------------------------------------------------------------------

3.   BASIC AND DILUTED LOSS PER SHARE

The numerator and denominator for the calculation of basic and diluted loss per share are as follows:

                                                         JUNE 30,     JUNE 30,
                                                           2006         2005
                                                            $             $
--------------------------------------------------------------------------------

NUMERATOR
--------------------------------------------------------------------------------
Net loss attributable to common
   shares - basic and diluted                           (2,550,406)  (2,462,026)
--------------------------------------------------------------------------------

DENOMINATOR
Weighted-average number of common
   shares - basic and diluted                           17,415,213   16,503,177
--------------------------------------------------------------------------------

4.   COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current periods.

                                                                               5

LMS' MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The management's discussion and analysis ("MD&A") which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical
Systems Inc. ("LMS" or "the Company") for the first quarter of 2007 ended June
30, 2006. This MD&A should be read in conjunction with the unaudited interim first quarter financial statements as at June 30, 2006 and for the three-month period ended June 30, 2006 and 2005 and the annual audited consolidated financial statements and financial statement notes of LMS as at March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005, the five-month period ended March 31, 2004 and the year ended October 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, as applicable to LMS, are set forth in Note 17 to the annual audited consolidated financial statements of LMS.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements in this quarterly filing, which includes this MD&A describe our expectations on August
9th, 2006. The forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "estimate", "expect"
and "intend" and statements that an event or result "may", "will", "should",
"could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to LMS. Investors should consult the "Risk Factors" section of the Company's form 20-F as well as our ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at August 9th, 2006, there were 18,001,495 common shares outstanding,
1,910,397 stock options, 121,868 deferred share units and 608,824 warrants outstanding to purchase common shares.

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. "We", "us", "our", "our Company" or "LMS" means LMS Medical Systems
Inc. and its subsidiaries unless otherwise indicated.

OVERVIEW

For the past ten years, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as risk management tools for obstetrics. LMS's pipeline of proprietary software tools addresses critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the Labor & Delivery cycle, our unique technology provides obstetrical teams and hospitals with state-of-the-art clinical decision support tools to assist them in achieving clinical and cost effective interventions.

While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network. Our core technology, CALM(TM), was developed at the McGill University Faculty of
Medicine, in Montreal, Canada, with Dr. Emily Hamilton, our VP Medical Research, as the principal investigator.

                                                       Privileged & Confidential
                                                                         1 of 10

FIRST QUARTER HIGHLIGHTS:

     o    Revenues more than double over Q1 the prior year;

     o    Back log of signed contracts has grown to $2.0 million;

     o    Identified sales opportunities up sharply to $25 million;

     o    LMS new product, CALM Shoulder Screen, continues to attract gratifying attention in the marketplace.

                                                       Privileged & Confidential
                                                                         2 of 10

SELECTED FINANCIAL INFORMATION

THREE-MONTH PERIOD ENDED JUNE 30, 2006 AND 2005

                                                                3 MONTHS
                                                        -----------------------
                                                         JUNE 30,     JUNE 30,
                                                           2006         2005
                                                             $            $
--------------------------------------------------------------------------------
REVENUE
Software licenses                                          298,229      179,869
Technical support and other                                332,922       88,046
--------------------------------------------------------------------------------
                                                           631,151      267,915
--------------------------------------------------------------------------------
OPERATING EXPENSES
Research and development                                 1,100,603      975,747
Investment Tax Credits                                     (45,000)     (56,350)
--------------------------------------------------------------------------------
Net research and development                             1,055,603      919,397
--------------------------------------------------------------------------------
Royalties and other direct costs                            81,271       33,938
Selling and market development                             790,524      583,067
Administrative                                             756,691      669,739
Customer support                                           247,911      253,830
Quality assurance                                           49,091       55,188
Stock Option Expense                                       164,085      225,000
Amortization expense                                        85,483       49,409
Foreign exchange loss (gain)                                (5,411)       6,852
--------------------------------------------------------------------------------
                                                         3,225,248    2,796,420
--------------------------------------------------------------------------------
OPERATING LOSS                                          (2,594,097)  (2,528,505)
Interest and other income, net                             (43,691)     (66,479)
--------------------------------------------------------------------------------
NET LOSS                                                (2,550,406)  (2,462,026)
--------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE                             (0.15)       (0.15)
================================================================================

CASH FLOWS RELATED TO:

Operating activities                                    (2,248,488)  (1,222,406)
Investing activities                                      (579,556)   8,844,686
Financing activities                                     2,319,089      (10,694)
--------------------------------------------------------------------------------

                                                        DECEMBER 31,   MARCH 31,
                                                            2005          2006
                                                             $             $
--------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash, cash equivalents, short-term investments
   and investments                                        5,577,421    5,581,202
Total assets                                              7,591,155    7,301,200
Total long-term debt (including current portion)             75,180       85,816
--------------------------------------------------------------------------------
Total shareholders' equity                                4,923,182    4,794,762
--------------------------------------------------------------------------------

                                                       Privileged & Confidential
                                                                         3 of 10

SELECTED QUARTERLY FINANCIAL INFORMATION

                                                                         2007
--------------------------------------------------------------------------------
                                                                          Q1
Revenue                                                                 631,151
Operating Loss                                                        2,594,097
--------------------------------------------------------------------------------
NET LOSS                                                              2,550,406
================================================================================

Basic and Diluted
Net Loss per Share                                                        (0.15)

                                             2006
--------------------------------------------------------------------------------
                         Q1          Q2          Q3          Q4         TOTAL
--------------------------------------------------------------------------------
Revenue                267,915     550,704     501,820     262,065   1,582,504
Operating Loss       2,528,505   2,183,677   2,079,579   2,844,654    9,636,415
--------------------------------------------------------------------------------
NET LOSS             2,462,026   2,133,244   2,016,561   2,794,341    9,406,172
================================================================================

Basic and Diluted
Net Loss per Share       (0.15)      (0.13)      (0.12)      (0.17)       (0.57)

                                    2005
--------------------------------------------------------------------------------
                         Q1          Q2          Q3          Q4        TOTAL
--------------------------------------------------------------------------------
Revenue                231,457      76,339     677,816      74,685   1,060,297
Operating Loss       1,849,493   2,334,647   2,334,274   2,945,464   9,463,878
--------------------------------------------------------------------------------
NET LOSS             1,801,260   2,275,272   2,274,681   2,885,320   9,236,533
================================================================================

Basic and Diluted
Net Loss per Share       (0.13)      (0.16)      (0.15)      (0.18)      (0.60)

RESULTS OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2006 COMPARED TO THE THREE-MONTH
PERIOD ENDED JUNE 30, 2005 ("2005")

REVENUE

Our revenue for the three-month period ended June 30, 2006 increased to $631,000 compared to $268,000 in 2005. Sales of software licenses generated $298,000 in
2006 compared to $180,000 in 2005. Technical support and other revenue increased to $333,000 from $88,000 in 2005. The total number of software installations was higher in 2006 than in 2005. The increased number of installations and the continued increase in the installed base of clients substantially increased technical support revenues. Hardware revenue was nil for both periods. We do not expect to generate significant hardware revenues on a going forward basis. As the majority of our revenues is generated in the United States, the revenues continue to be negatively impacted by the weakness of the US dollar compared to the Canadian dollar, our reporting currency.

RESEARCH AND DEVELOPMENT EXPENSES AND INVESTMENT TAX CREDITS

For the three-month period ended June 30, 2006 R&D expenditures before investment tax credits were $1,101,000 compared to $976,000 in 2005. The increase was primarily due to increased salaries and consulting fees related to ongoing product development initiatives, including work on the interface of CALM with distributor systems. In addition, the development team continues to work on other product features and upgrades to the current CALM version and risk management products.

Investment tax credits were $45,000 for the three-month period ended June 30,
2006 compared to $56,000 in 2005.

                                                       Privileged & Confidential
                                                                         4 of 10

ROYALTIES AND OTHER DIRECT COSTS OF REVENUE

Royalties and other direct costs of revenue for the three-month period ended
June 30, 2006 increased to $81,000 from $34,000 in 2005. Royalties and other direct costs are primarily a function of revenues. These costs consist of royalty payments for third party software used in installing our software products and direct costs associated with the installation of our systems.

SELLING AND MARKET DEVELOPMENT

Selling and market development expenses for the three-month period ended June
30, 2006 were $791,000 compared to $583,000 in 2005. The increase was due to new employees in product and clinical management and expenses supporting these activities. Product management and clinical specialists focus on current and future product and service integration. Sales travel and other expenses increased somewhat, as they related to increased sales activities. Marketing expenses and activities were in line with 2005.

ADMINISTRATIVE

Administrative expenses for the three-month period ended June 30, 2006 increased to $757,000 compared to $670,000 for the same period in 2005. The increase was primarily due to increased professional fees and some increases in office and general expenses.

CUSTOMER SUPPORT

For the three-month period ended June 30, 2006 customer support expenses were
$248,000 and in line with $254,000 in 2005.

QUALITY ASSURANCE

For the three-month period ended June 30, 2006 quality assurance expenses were
$49,000 and in line with $55,000 in 2005.

STOCK OPTION EXPENSE

We recorded $164,000 in stock option expense during the three-month period ended
June 30, 2006 compared to $225,000 in 2005. The decrease in stock option expense is primarily due to a lower number of options being granted in 2006, compared to
2005 and 2004. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT AND PATENTS

Amortization of property, plant and equipment and patents for the three-month period ended June 30, 2006 was $85,000 compared to $49,000 in 2005. The increase was due to additional capital expenditures and patents during the last year. We do not expect to make large capital expenditures in the coming quarters.

FOREIGN EXCHANGE

For the three-month period ended June 30, 2006, we had a foreign exchange gain of $5,000 compared to a loss of $7,000 in 2005.

OPERATING LOSS AND NET LOSS

After considering above revenues and expenses, our operating loss for the three-month period ended June 30, 2006 was $2,594,000 compared to $2,529,000 in
2005.

We generated net interest income of $44,000 for the three-month period ended
June 30, 2006, compared to $66,000 in 2005. The interest income was generated on cash and cash equivalents

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from the proceeds of the equity issues in prior periods and was lower due to lower average liquidities.

As a result, the net loss for the three-month period ended June 30, 2006 totaled
$2,550,000 ($0.15 per share) compared with $2,462,000 ($0.15 per share) in 2005.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash flow used for operations totaled $2,248,000 for the three-month period ended June 30, 2006 compared to $1,222,000 in 2005. Cash flows used in operations before net changes in non-cash working capital items were $2,115,000 for the three-month period ended June 30, 2006 compared to $2,030,000 in 2005.

In 2006, cash used in our operating activities is mainly explained by our net loss of $2,550,000 offset by the following non-cash expenses: amortization of
$85,000, stock option expense of $165,000, compensation expense under the DSU and bonus plans of $35,000 and $150,000, respectively with the balance explained by the outflow from non-cash operating working capital items of $133,000. In
2005, cash used in our operating activities was a function of our net loss of
$2,462,000 offset by amortization of $49,000, stock option expense of $225,000 compensation expense under the DSU and bonus plans of $57,000 and $100,000, with the balance explained by inflow from the changes in non-cash operating working capital of $809,000.

INVESTING ACTIVITIES

Our investing activities for the three-month period ended June 30, 2006, consisted of $75,000 for the acquisition of capital assets and patents compared to $119,000 in 2005. For the three-month period ended June 30, 2006 we had an outflow of $505,000 representing the purchase of short-term investments compared to the maturity of short-term investments of $8,964,000 in 2005.

FINANCING ACTIVITIES

During the three-month period ended June 30, 2006, financing activities used
$11,000 of cash, representing the repayment of obligations under capital leases, compared to $11,000 in 2005. In 2006, we also completed a private placement of
$2,500,000 at $2.00 per share. Share issue expenses of $170,000 were also recorded within the deficit.

As a result of the above activities our cash and cash equivalents decreased by
$509,000 for the three-month period ended June 30, 2006 compared to an increase of $7,612,000 in 2005.

As of June 30, 2006 we have no debt other than capital leases, which totaled
$75,000 and are repayable over the next 5 years. Our operating obligations totaled $416,000 with $230,000 due within one year and the balance within two to five years.

FUTURE OUTLOOK

In fiscal 2007, we are focusing on substantially increasing sales and expanding our customer base. It is also our goal to deliver enhancements to our product line.

Our revenue is expected to increase significantly in 2007 compared to 2006, predominantly due to the fact that we have released CALM 3.0, a building block for growth, and currently have a number of orders pending for this product. We expect to install CALM 3.0 in a number of hospitals in the United States in the coming months and expect that we will have additional sales of this product throughout the year. As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the increase in our install base. We also expect that the release of

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CALM Shoulder Screen, earlier this year, will add to our customer base and product revenue in 2007.

Based on our current operating plan, we expect our research and development expenses to remain stable as we focus on a timely interface of our systems with a distributor and continuing the development of our CALM suite of products.

Royalties and other direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix.

Selling and market development expenses are expected to increase, due to greater commission expenses related to additional software sales and the addition of product management clinical specialists focusing on product and service integration and development. We will focus our sales efforts on CALM 3.0 and
CALM Shoulder Screen as well as continue to broaden our sales reach and customer focus.

Administrative expenses are expected to remain in line with the levels of expense experienced in 2006. Customer support expenses will increase due to a growing installed hospital base, but we expect these increases to be more than offset by increased software and maintenance revenues. Based on the current operating plan, the anticipated revenue increases should more than compensate for the expected slight increase in the total expenses. In anticipation of increased revenues for the coming year, we believe we will have sufficient resources to fund operations for the next twelve months.

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $50.6 million from equity-based financings.

In light of the inherent uncertainties associated with the realization of our operating plan, and consistent with our past practice of keeping financial and operating flexibility, management anticipates raising additional financing.
Funding requirements may vary depending on a number of factors, including the progress of our research and development program, our revenue growth, the establishment of collaborations and the market acceptance of our products in
North America and internationally.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our common shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional common shares, or other securities convertible into our common shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 17 of the annual consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally

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accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. Our critical accounting policies and estimates include the following:

REVENUE RECOGNITION

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. We recognize revenue in accordance with the provision of the American Institute of Certified Public Accountants
Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from hardware and software licenses when persuasive evidence of an arrangement exists, delivery, installation and client's acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service revenues are recognized when services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately.

RESEARCH AND DEVELOPMENT EXPENSES AND INVESTMENT TAX CREDITS

Research costs are charged against income in the year of expenditure.
Development costs are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of assets or expenses to which they relate at the time eligible expenses are incurred, provided that there is reasonable assurance that the benefits will be realized. The risks of change to estimates for investment tax credits receivable relate to the acceptance of LMS research and development investment tax claims by government authorities. The claims, which contain several research and development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the investment tax credit claim:
[1] the technical aspects of the projects claimed must meet the specific scientific criteria and [2] the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above.
Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

As at June 30, 2006, our investment tax credit receivables recorded amount to
$305,000 relating to the 2006 and current year claim. To date, substantially all of our investment tax credits claimed filed and assessed by the government authorities have been accepted favourably as submitted.

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STOCK-BASED COMPENSATION PLAN

As a result of amendments made in October 2003 to the provisions of the CICA
Handbook Section 3870, effective November 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870.
Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, as permitted by Section 3870, we had chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees.

When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November
1, 2003. This change has no impact on the net loss for the five-month period ended March 31, 2004 since no options were granted during that period.

We provide pro forma disclosure of the compensation costs based on the fair value method for awards granted prior to November 1, 2003 under the employee stock option plan.

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under our stock option plan is determined using the fair value method computed with the Black-Scholes option-pricing model. The related expense is recognized over the vesting period of such options.

INCOME TAXES

We follow the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

RELATED PARTY TRANSACTIONS

The Company incurred fees of $48,075 during the under a management services agreement with a related company having one common director.

OFF-BALANCE SHEET ARRANGEMENTS

LMS does not have any off-balance sheet arrangements at June 30, 2006.

FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Large portion of our revenues and some of our expenses are generated in the
Unites States. From October 31, 2002 to March 31, 2006 the Canadian dollar has appreciated against the US dollar by approximately 30%. The continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

RISK FACTORS

For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to the Company's
Form 20F.

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DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining the
Company's disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Chief
Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures and have concluded that they are adequate and effective as at the end of the fiscal year ended March 31, 2006, and for the quarter ended June 30, 2006, based on such evaluation.

OTHER MD&A REQUIREMENTS

All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at
www.sec.gov.

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